Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

April 30, 2024

Via Edgar

Ms. Kristin Lockhead

Ms. Jeanne Baker

Mr. Juan Grana

Ms. Abby Adams

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Achari Ventures Holdings Corp. I Amendment No. 2 to Registration Statement on Form S-4 Filed April 9, 2024 File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we”, “our” or “us”) transmits herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 22, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed April 9, 2024
General

Amendment No. 2 to Registration Statement on Form S-4

1.	We note that Achari’s securities were suspended from trading on Nasdaq on April 9, 2024. Please revise your disclosures throughout the registration statement, including the cover page, to disclose that your securities are currently suspended from trading. Please also disclose whether you have already requested, including the date of the request, that the Nasdaq Listing and Hearing Review Council review the decision to delist Achari’s securities, and ensure that any references to trading prices as of a recently practicable date are revised to note that Achari’s securities are currently suspended from trading. Finally, please revise the risk factor disclosure on page 56 to include additional detail regarding the material adverse consequences that Achari could face if its securities are delisted from trading on Nasdaq.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 1 hereof.

2.	We note your response to comment 21 and reissue the comment in part. Please revise proposal 3 to provide separate binding votes on each of the (1) proposal to reclassify all of the outstanding shares of Achari’s common stock, including the creation of Class A Common Stock and Class B common stock, and (2) the increase in authorized common stock from 100,000,000 shares of common stock pre-Business Combination to 110,000,000 shares of common stock post-Business Combination (which shall be divided into 100,000,000 authorized shares of Class A common stock and 10,000,000 authorized shares of Class B common stock).

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 2 hereof.

3.	We note your response to comment 22 and reissue the comment in part. Please revise your disclosures throughout the registration statement to clarify what corporate action would be necessary to issue the authorized Class B common stock.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 3 hereof.

Risk Factors, page 49

4.	Please add a risk factor about the potential treatment as a penny stock and the potential impact of required compliance with Rule 419 if your securities are delisted from Nasdaq.

RESPONSE: We note the Staff’s comment, and respectfully advise the Staff that our risk factor disclosure has been revised and we have included a new risk factor on page 69 to address Comment 4 hereof.

If we are deemed to be an investment company under the Investment Company Act, we may be required to comply with burdensome regulatory..., page 65

5.	Please revise this risk factor to clarify whether you currently hold proceeds in your Trust Account in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Please also revise to remove the statement “If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act.” As you note, the determination of whether a special purpose acquisition company, like Achari, is an “investment company” under the Investment Company Act is a facts and circumstances determination which depends on a variety of factors requiring individualized analysis.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 5 hereof.

The Business Combination Agreement Additional Conditions to Obligations of Vaso, page 95

6.	We note your response to comment 7, including your disclosure that you believe that “at, or prior to, the consummation of the Business Combination, the Unpaid SPAC Expenses in excess of $4,500,000 will settled by the Sponsor or other third-party.” Please advise whether you have entered into any discussions and/or agreements to settle the Unpaid SPAC Expenses or otherwise further clarify how you will address excess expenses consistent with the merger agreement.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 6 hereof.

The Achari Board’s Reasons for the Approval of the Business Combination, page 108

7.	We note your response to comment 8 and reissue the comment in part. Please revise to provide further detail regarding the material reviewed by the Achari Board including but not limited to, research on comparable companies and precedent transactions, including precedent uplist transactions, historical valuation details and reviews of certain financial assumptions provided by Vaso management. For example, you state that “[t]he Achari Board believes that the aggregate merger consideration payable in the Business Combination reflects an attractive valuation relative to publicly listed companies with certain characteristics comparable to Vaso, such as companies within similar industries or with similar growth profiles.” We also note your disclosure that “historical valuation details included benchmarking metrics with respect to past and present enterprise EV/Revenue multiples and EV/EBITDA multiples for comparable companies in both the healthcare and managed services industries” and that “[t]he Achari Board also analyzed the historical growth of companies it deemed comparable with respect to key financial metrics such as revenue, gross profit, and EBITDA to understand potential growth trajectories for the combined company following the Business Combination.” Please advise on the comparable companies that were considered and provide a more detailed discussion of the financial metrics and analysis.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 7 hereof.

8.	We note the revised disclosure on page 122 that Vaso provided Achari with 24 month projections, previously disclosed, which “applied assumed growth rates of five and ten percent to certain of Vaso’s historical financial metrics, but because Vaso did not provide any further supporting analysis with respect to these presentations, Achari disregarded such materials.” Revise to clarify what consideration the board gave to these projections Vaso provided. To the extent that they were disregarded due to lack of underlying supporting analysis, revise to clarify why Achari felt the analysis was baseless and if so, to what extent this affected its decision to recommend the business combination. Finally, please address what consideration the Board gave to the fact that Vaso’s financial advisor relied on these projections.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 8 hereof.

Fairness Opinion of River Corporate, page 112

9.	Please move this section and provide a very clear heading that states that this fairness opinion was provided to the Vaso board and speaks to the fairness of the business combination to Vaso. Revise the introductory language to the opinion disclosure as well. The placement of this opinion in the document should not suggest that it is a fairness opinion provided to the Achari Board. To the extent you intend to amend this document to become a joint proxy statement/prospectus, as indicated in the changes to the introductory note and elsewhere, please revise to provide all information required by Schedule 14A by Vaso, including, most notably, the proposals to be presented to the Vaso security holders at their meeting, disclosure of all material interests of Vaso’s officers and directors in the transaction, Vaso board’s reasons for approval of the merger agreement and their recommendation to shareholders.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 9 hereof. It should be noted that we do not intend to amend this document to become a joint proxy statement/prospectus and therefore have not made any changes relating thereto.

10.	We note the disclosure in Annex F-2 that River Corporation reviewed “certain internal information relating to the business, operations, assets, liabilities and prospects of [Vaso], including certain 3-year financial forecasts, analyses and projections relating to the Vaso prepared by management of Vaso.” To the extent you have not done so, please provide us with copies of the materials that Vaso or the financial advisors prepared and shared with Achari’s board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that no materials were shared with the Achari Board in connection with the Fairness Opinion delivered to Vaso, other than the Fairness Opinion itself, and that the disclosure in Annex F-2 is inaccurate. Vaso will endeavor to have River Corporation revise the Fairness Opinion accordingly, but can give no assurance whether such revision will occur and if so, when.

Background of the Business Combination, page 115

11.	We note your response to comment 13 and reissue the comment in part. Please revise to clearly explain how you arrived at the August LOI valuations for Vaso, including the methodology and assumptions underlying the valuations.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 11 hereof.

12.	We note your response to comment 14 and reissue the comment. We note that the prior disclosure identified the projections as “current and projected financial statements over the following 24 months,” and that disclosure has been revised to describe them as “materials which applied assumed growth rates of five and ten percent.” Please revise to disclose these projections Achari received from Vaso. Please also disclose all material assumptions underlying the projections.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 12 hereof reflecting that we, in fact, did not rely on any projections from Vaso and as a result did not apply any material assumptions thereof.

13.	We note your response to comment 16 and reissue the comment in part. Revise this section to identify the members of Achari’s management team who took the lead in negotiations with targets, including Vaso. Please also revise references to “certain members” of the management team to refer to all members of the management team involved in negotiations.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 13 hereof.

14.	We note the added disclosure on page 123 which states, in part:

●	“For the avoidance of doubt, Achari believes there are inherent potential conflicts of interest between the Sponsor and the Achari Public Stockholders with respect to the Business Combination. It is in the best interest of the Sponsor and Achari’s directors and officers to complete a business combination rather than liquidate Achari, which is not necessarily true for Achari’s Public Stockholders who may receive more value for their Public Shares as a result of the liquidation of Achari rather than through the Business Combination.... However, the Achari Public Stockholders are protected by their redemption right of $10 per share (plus interest) which the Sponsor and insiders do not enjoy.”

Please clarify whether you are advising Achari shareholders to redeem their shares. In addition, please revise this paragraph to clarify the price at which the Sponsor and insiders obtained their shares and the amount which they will each profit on the business combination upon consummation, even though they will not benefit from redemption rights.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 14 hereof.

Proposal 7: The Adjournment Proposal, page 151

15.	We note your response to comment 17 and reissue the comment in part. Please revise this section and your risk factors to disclose the risks to public stockholders who exercise their redemption rights, from adjournment of the Stockholders’ Meeting. Please also disclose any applicable Nasdaq listing rules that would be implicated by significant public stockholder redemptions and a decline in available cash in your Trust Account, and note the potential redemption levels and Trust Account value declines that would trigger any such rules. Clearly disclose whether you would adjourn the Stockholders’ Meeting if redemptions exceed or the value left in the Trust Account declines below those thresholds.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 15 hereof.

Certain Relationships And Related Party Transactions Achari and Vaso Related Party Transactions, page 175

16.	Please revise your disclosure of the various agreements to discuss the material provisions of each of the agreements.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 16 hereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vaso Critical Accounting Policies and Estimates, Goodwill and Intangible Assets, page 192

17.	Your response to prior comment 18 indicates that you performed a qualitative goodwill analysis under ASC 350-20-35-3 and determined it was not more likely than not that the fair value of the Netwolves reporting unit was less than its carrying amount, including goodwill. As such, please address how you concluded, as disclosed on page F-43, that “the applicable reporting units’ estimated fair values were substantially in excess of their carrying amounts.” In that regard, revise your disclosures to clearly disclose how you applied ASC 350-20-35 in your goodwill impairment analysis at December 31, 2023. In this regard, we note your auditors’ critical audit matter related to the valuation of goodwill appears to indicate that you may have performed a quantitative assessment.

RESPONSE: We note the Staff’ comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 17 hereof.

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer

cc:	Kristin Lochhead, Commission
Jeanne Baker, Commission

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